Exhibit 21.1

SUBSIDIARIES OF MEMORIAL PRODUCTION PARTNERS LP

Name	Jurisdiction
Memorial Production Operating LLC	Delaware
Memorial Production Finance Corporation	Delaware
Columbus Energy, LLC	Delaware
ETX I LLC	Delaware
Rise Energy Operating, LLC	Delaware
Rise Energy Minerals, LLC	Delaware
Rise Energy Beta, LLC	Delaware
San Pedro Bay Pipeline Company	California